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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	NOTICE OF SPECIAL BLACKOUT PERIOD FOR SUBORDINATE VOTING SHARES

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    ☐            Form 40-F  ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐            No  ☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Notice of Special Blackout Period for Subordinate Voting Shares

MEMORANDUM

To:	Members of the Board of Directors and Executive Officers

From:	Raynald Lecavalier Vice President, Corporate General Counsel and Secretary

Date:	April 29, 2003

Re:	Notice of Special Blackout Period for Subordinate Voting Shares

Section 306(a) of the Sarbanes-Oxley Act of 2002 prohibits directors and executive officers of Quebecor World Inc. (the "Company") from trading in the Subordinate Voting Shares (the "Shares") of the Company during any period in which employees are not able to purchase or sell interests in the Shares under the Quebecor World (USA) Inc. 401(k) Plan (the "Plan"). This period is referred to as a "blackout period."

The purpose of this notice is to inform you of an upcoming blackout period that will occur due to the offer to purchase up to 10,000,000 Shares made by the Company pursuant to the Offer to Purchase and accompanying issuer bid circular dated April 24, 2003 (collectively, the "Offer").

The "blackout period" will begin on May 29, 2003 at 3:30 p.m. and end during the calendar week beginning on Sunday, June 8, 2003 and ending on Saturday, June 14, 2003. Information as to when the blackout period has ended during that week will be available at no charge by contacting the Trustee toll free at 1-877-975-3275.

During the blackout period participants in the Plan will be unable to direct or diversify the assets invested in the Quebecor World Stock Fund under their respective Plan accounts. As a result, with very limited exceptions, you may not trade in the Shares during the blackout period. If you want to learn more about the exceptions or if you have any other questions about this notice, please contact me at 514-877-5148. Please note that you may not make any trades in the Shares during the blackout period (including option exercises) without having consulted with me in advance.

Raynald Lecavalier

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A signed original of this written statement requirement by Section 906 has been provided to Quebecor World Inc. and will be retained by Quebecor World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

QUEBECOR WORLD INC.
By:	/s/ Raynald Lecavalier
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: May 1st, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
MEMORANDUM
SIGNATURES